FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 5, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

Mobile TeleSystems Expands Into Ukraine

Moscow, Russia — November 5, 2002 — Mobile TeleSystems OJSC (“MTS” - NYSE:MBT) has signed an agreement to purchase a majority interest in Ukrainian Mobile Communications (“UMC”), a leading mobile operator in Ukraine, with over 1.5 million subscribers.

MTS, Russia’s largest mobile operator, has signed agreements with all the existing shareholders of UMC, providing for the acquisition of a 57.7% stake in UMC for $194.2 million. According to the agreements, MTS will purchase a 16.3% stake from KPN; 16.3% from Deutsche Telekom, and 25% from Ukrtelecom.

In addition, MTS has entered into a put and call option agreement with TDC for the purchase of its 16.3% stake. The exercise period of the call option is from May 5, 2003 to November 5, 2004 and the put option is exercisable from August 5, 2003 to November 5, 2004 and is subject to a minimum price of $55 million. MTS also has an option agreement with Ukrtelecom to purchase its remaining 26% stake, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million. If all options are exercised MTS will own a 100% stake in UMC.

UMC is a leading mobile operator in Ukraine offering services to over 1.5 million subscribers. The company operates under nationwide GSM 900/1800 and NMT 450 licenses. Ukraine has a population of 49.3 million. According to UMC’s audited results prepared under International Financial Reporting Standards (IFRS), the company’s revenues in 2001 were $215.8 million, EBITDA was $100.7 million, and net income was $44.3 million.

Commenting on the signing of the agreements, MTS’ President Michael Smirnov said, “MTS’ expansion into Ukraine is in line with the Company’s strategy to exploit growth opportunities beyond Russia’s borders. We believe that the acquisition of UMC would provide MTS with the best opportunity to enter the developing Ukrainian mobile market, which has a penetration rate of only 6.7%. We already operate a successful joint venture in Belarus, another CIS country with a population of 10 million. This agreement would increase the number of our subscribers to over 7 million and would consolidate our position as a leading GSM operator in the region.”

As part of the transaction, MTS will guarantee UMC’s loans from its current shareholders totaling $58.1million.

ING Barings has been the sole financial advisor to MTS on the transaction.

Completion of the transaction is subject to a number of conditions, including approval by appropriate governmental authorities in Ukraine and the Russian Federation, as well as MTS corporate approvals. No assurance can be given that the transactions noted above will be completed on the terms and conditions described, or at all.

***

Mobile TeleSystems OJSC (or “MTS”) — is Russia’s largest cellular operator serving over 5.7 million subscribers. MTS together with its subsidiaries is licensed to provide GSM 900/1800 services in 56 regions of Russia with a total population of 104.8 million people or 73% of the nation’s population. Today, MTS’ network operates in 45 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Mid-Volga, Ural, Siberia and Far-Eastern federal districts. MTS’ operates a joint venture in the Republic of Belarus, which has a total population of 10 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

For further enquiries contact:

Mobile TeleSystems
Investor Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

Public Relations	tel.: +7095 737 4530
Kirill Maslentsin	e-mail: mkk@mts.ru

Press Secretary	tel.: +7095 737 4530
Eva Prokofieva	e-mail: evp@mts.ru

Gavin Anderson & Company
Yolande Stratford	tel: +44 (0) 20 2554 1428

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions, and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F. These factors could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, risks associated with future growth ,rapid technological and market change, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and other risk factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ MIKHAIL SMIRNOV
Name: Mikhail Smirnov
Title: President

Date:       November 5, 2002